210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces First Quarter 2012 Results

CALGARY, AB, May 10, 2012 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced its financial results and operational highlights for the quarter ended March 31, 2012.

“In early April, 2012, we announced that we had completed enrollment in the first, 80-patient stage of our Phase III trial in head and neck cancers. The analysis of this patient group will be a significant milestone.” said Dr. Brad Thompson, President and CEO of Oncolytics. “We've also significantly expanded our Phase II program through agreements with the NCIC which allow us to conduct randomized clinical studies in both prostate and colorectal cancers.”

Selected Highlights

Since January 1, 2012, the Company has made a number of significant announcements:

Clinical Trial Program

•
Completion of enrollment in the first, 80-patient stage of its Phase III clinical trial examining REOLYSIN® in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers (REO 018);

•
Entry into an agreement whereby the NCIC Clinical Trials Group (CTG) at Queen's University in Kingston, Ontario, will sponsor and conduct a randomized Phase II study of REOLYSIN in patients with recurrent or metastatic castration resistant prostate cancer enrolling up to 80 patients;

•
Entry into an agreement whereby the NCIC CTG at Queen's University will sponsor and conduct a randomized Phase II study of REOLYSIN in patients with advanced or metastatic colorectal cancer enrolling up to 100 patients;

Preclinical Program

•	Presentation of five posters covering preclinical research in a range of cancer types at the 2012 AACR Annual Meeting in Chicago, IL; and

Financial

•
Closed bought deal financing, which was increased post-announcement from $15 million to $18.5 million, for gross proceeds of $21.3 million following the full exercise of the over-allotment option by the syndicate of underwriters.

ONCOLYTICS BIOTECH INC.
INTERM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

	March 31, 2012 $	December 31, 2012 $
Assets
Current assets
Cash and cash equivalents	44,622,078	32,918,751
Short-term investments	1,969,228	1,936,787
Accounts receivable	52,957	55,392
Prepaid expenses	331,523	721,576
Total current assets	46,975,786	35,632,506
Non-current assets
Property and equipment	395,982	392,111
Total non-current assets	395,982	392,111

Total assets	47,371,768	36,024,617
Liabilities And Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	6,072,297	6,504,238
Total current liabilities	6,072,297	6,504,238
Shareholders' equity
Share capital Authorized: unlimited Issued: March 31, 2012 - 76,464,251 December 31, 2011 - 71,251,335	197,371,836	177,282,566
Warrants	3,030,519	2,653,627
Contributed surplus	20,948,236	21,142,519
Accumulated other comprehensive loss	(151,760)	(117,501)
Accumulated deficit	(179,899,360)	(171,440,832)
Total shareholders' equity	41,299,471	29,520,379
Total liabilities and equity	47,371,768	36,024,617

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

For the three month period ending March 31,	2012 $	2011 $
Expenses
Research and development	7,490,544	2,971,611
Operating	1,088,051	1,127,011
Operating loss	(8,578,595)	(4,098,622)
Change in fair value of warrant liability	—	36,000
Interest	120,067	91,506
Loss before income taxes	(8,458,528)	(3,971,116)
Income tax expense	—	—
Net loss	(8,458,528)	(3,971,116)
Other comprehensive loss - translation adjustment	(34,259)	(36,880)
Net comprehensive loss	(8,492,787)	(4,007,996)
Basic and diluted loss per common share	(0.11)	(0.06)
Weighted average number of shares (basic and diluted)	74,552,824	69,956,058

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Share Capital	Contributed Surplus	Warrants	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	$	$	$	$	$	$
As at December 31, 2010	155,439,610	19,399,489	4,108,652	(156,660)	(142,396,131)	36,394,960
Net loss and comprehensive loss	—	—	—	(36,880)	(3,971,116)	(4,007,996)
Exercise of warrants	21,487,080	—	(1,455,025)	—	—	20,032,055
Exercise of stock options	220,372	(36,330)	—	—	—	184,042
Share based compensation	—	2,873	—	—	—	2,873
As at March 31, 2011	177,147,062	19,366,032	2,653,627	(193,540)	(146,367,247)	52,605,934

	Share Capital	Contributed Surplus	Warrants	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	$	$	$	$	$	$

As at December 31, 2011	177,282,566	21,142,519	2,653,627	(117,501)	(171,440,832)	29,520,379
Net loss and comprehensive loss	—	—	—	(34,259)	(8,458,528)	(8,492,787)
Issued, pursuant to a bought deal financing	19,418,551	—	376,892	—	—	19,795,443
Exercise of stock options	670,719	(208,136)	—	—	—	462,583
Share based compensation	—	13,853	—	—	—	13,853
As at March 31, 2012	197,371,836	20,948,236	3,030,519	(151,760)	(179,899,360)	41,299,471

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

For the three month period ending March,	2012 $	2011 $

Operating Activities
Net loss for the period	(8,458,528)	(3,971,116)
Amortization - property and equipment	28,061	17,275
Share based compensation	13,853	2,873
Change in fair value of warrant liability	—	(36,000)
Unrealized foreign exchange loss	(45,009)	191,149
Net change in non-cash working capital	(39,453)	(59,982)
Cash used in operating activities	(8,501,076)	(3,855,801)
Investing Activities
Acquisition of property and equipment	(31,932)	(15,276)
Purchase of short-term investments	(32,441)	—
Cash used in investing activities	(64,373)	(15,276)
Financing Activities
Proceeds from exercise of stock options and warrants	462,583	14,715,297
Proceeds from public offering	19,795,443	—
Cash provided by financing activities	20,258,026	14,715,297
Increase in cash	11,692,577	10,844,220
Cash and cash equivalents, beginning of period	32,918,751	39,296,682
Impact of foreign exchange on cash and cash equivalents	10,750	(228,029)
Cash and cash equivalents, end of period	44,622,078	49,912,873

To view the Company's First Quarter 2012 Consolidated Financial Statements, related Notes to Consolidated Financial Statements, and Management's Discussion and Analysis, please see the Company's quarterly filings which will be available on www.sedar.com and on www.oncolyticsbiotech.com.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics' clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2012 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group Nick Hurst 300 - 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 20th Floor, 1251 Avenue of the Americas New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com